--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Sun Healthcare Group, Inc.                       (Month/Day/Year)       Retirement Care Associates, Inc. (RCA)
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        02/17/97           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director         X 10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   101 Sun Lane, NE                                 Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                     85-0430612                                                   (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    Albuquerque, NM  87109                                                                                     ---
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-96)


FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          of                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
  (1)                                 (2)     (3)       Common Stock, par    5,001,637    $9.27           D
                                                        value $0.0001 per
                                                             share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
     *     Please See Attached



                                                                          /s/ Robert D. Woltil                      02/27/97
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-96)

               Attachement to Initial Statement of Beneficial Ownership
                     of Securities by Sun Healthcare Group, Inc.

Explanation of responses:

(1) Sun Healthcare Group, Inc. ("Parent") entered into a Stockholders Stock Option and Proxy Agreement (the "Stock Option Agreement"), dated February 17, 1997, with Chris Brogdon, Connie Brogdon, Edward E. Lane, Darrell C. Tucker and Winter Haven Homes, Inc. (each a "Stockholder"), the aggregate beneficial owners of 5,001,637 shares of common stock (the "Shares") of Retirement Care Associates, Inc. (the "Company"), pursuant to which each Stockholder granted to Parent an irrevocable option (a "Stock Option") to purchase each Stockholder's Shares at $9.27 per share, and granted to the Board of Directors of Parent an irrevocable proxy to vote all Shares in favor of the Agreement and Plan of Merger and Reorganization, dated February 17, 1997, among Parent, Peach Acquisition Corporation ("Merger Sub") and the Company (the "Merger Agreement") and the attendant merger of the Company with and into Merger Sub (the "Merger") and against any merger, consolidation, sale of assets, reorganization or recapitalization of the Company with any party other than Parent and its affiliates and against any liquidation or winding up of the Company. Each Stockholder also agreed to cause the shares of the Company owned by it to approve the Merger.
    Further, each Stockholder is prohibited from disposing of or encumbering the Shares, entering into any proxy or voting agreement or entering into any contract, option or other arrangement with respect to the acquisition, sale, assignment, transfer or other disposition of any Stockholder-owned Company common or preferred stock.

(2) Provided that (i) to the extent necessary, any applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules and regulations promulgated thereunder (the "HSR ACT") with respect to the exercise of an Option has expired or been terminated and (ii) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of an Option or the delivery of Shares is in effect, Parent may exercise any or all of the Options at any time following the earlier of (i) the termination of the Merger Agreement (other than a termination due to the entering of any final governmental order, writ, injunction or decree preventing the consummation of the Merger by any court of competent jurisdiction) and (ii) the first occurrence of a competing transaction until the expiration of such Options.


(3) Each Option shall expire if (i) such Option is not exercised prior to the close of business on the 120th day following termination of the Merger Agreement, (ii) if the Merger Agreement is terminated due to the entering of any final governmental order, writ, injunction or decree preventing the consummation of the Merger by any court of competent jurisdiction, or (iii) if the average of the last reported sales prices of one share of Parent Common Stock on the New York Stock Exchange during the period of the 20 most recent trading days ending on the fifth business day prior to the date on which the effective time of the Merger is expected to occur is less than $12.07.